Exhibit 99.1

For Immediate Release

November 22, 2006

DRAXIS Radiopharmaceutical Unit Approved to Run 2 Clinical
Trials to Treat Neuroblastoma

Targeted radiation therapy with DRAXIMAGE I-131 MIBG to be included in Phase I and Phase II trials coordinated with 13-member consortium of U.S. universities and hospitals

MISSISSAUGA, ONTARIO November 22, 2006 - The DRAXIMAGE radiopharmaceutical business unit of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) has been approved by the U.S. Food and Drug Administration (FDA) to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (IND) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Both clinical trials will be coordinated by a group of 11 children’s hospitals and two universities in the United States known as the New Advances in Neuroblastoma Therapy (NANT) consortium. These two trials are continuations of earlier NANT studies.  They are expected to start in December 2006 or early 2007.  NANT member institutions are:

•                  C.S. Mott Children’s Hospital, University of Michigan - Ann Arbor, MI

•                  Children’s Healthcare of Atlanta - Atlanta, Georgia

•                  Children’s Hospital and Regional Medical Center - Seattle, WA

•                  Children’s Hospital Boston, Dana-Farber Cancer Institute - Boston, MA

•                  Children’s Hospital Los Angeles - Los Angeles, CA

•                  Children’s Hospital Medical Center - Cincinnati, OH

•                  Children’s Hospital of Philadelphia - Philadelphia, PA

•                  Children’s Memorial Hospital - Chicago, IL

•                  Lucile Packard Children’s Hospital - Palo Alto, CA

•                  Riley Hospital for Children, Indiana University - Indianapolis, IN

•                  Texas Children’s Cancer Center, Baylor College of Medicine - Houston, TX

•                  University of California, San Francisco - San Francisco, CA

•                  University of Wisconsin Comprehensive Cancer Center - Madison, WI

Patients or caregivers seeking information about participation in the clinical trials can contact any of the NANT member institutions or go to www.nant.org

DRAXIMAGE will supply I-131 MIBG to the two clinical trials following a recent decision by the University of Michigan to no longer supply I-131 MIBG to these and other clinical trials.  DRAXIMAGE produces I-131 MIBG at its radiopharmaceutical facility in Montreal, Canada.

About Neuroblastoma

The website of the American Cancer Society (www.cancer.org) lists neuroblastoma as the most common cancer among infants and the fourth most common type of cancer in children.  There are about 650 new cases of neuroblastoma each year in the United States. Neuroblastoma most often begins during early childhood, with nearly 90% of cases diagnosed before the age of 5 years.  Only about 2% of cases are found in children 10 years of age or older.

Neuroblastoma tumors usually occur in the abdomen, in nerve cells located within the two adrenal glands. The triangular-shaped adrenals are located above each kidney and they produce important hormones, including adrenaline, that help control heart rate, blood pressure, blood sugar and the body’s reaction to stress.

About the NANT Consortium

The NANT Consortium is a group of 13 Universities and Children’s Hospitals with strong research and treatment programs for neuroblastoma.  Working closely together, they test promising new therapies for high-risk and relapsed neuroblastoma.  The majority of funding for NANT comes from the National Cancer Institute.  NANT conducts clinical trials that test new drugs and new combinations of drugs against high-risk neuroblastoma.  Those with promising results will then be considered for more extensive national testing. For more information go to www.nant.org

About DRAXIMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Executive Director Investor Relations

Tel: 1-877-441-1984

DRAXIMAGE

Dr. Jean de Serres, Vice President, Clinical Research and Regulatory Affairs

Tel: 1-888-633-5343